Ropes & Gray LLP
Three Embarcadero Center
San Francisco, CA 94111

April 23, 2013

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-1090	Colleen Bathen Meyer T +1 415 315 6366 F +1 415 315 4819 colleen.meyer@ropesgray.com

Re:  HighMark Funds (the “Trust”) File Nos. 033-12608 and 811-05059 Filing Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Enclosed for filing via EDGAR on behalf of the Trust pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are the following materials for use in connection with a meeting of shareholders of HighMark Tactical Capital Growth Allocation Fund, a series of the Trust (the “Meeting”):  (i) a notice of meeting, (ii) a preliminary proxy statement and (iii) a form of proxy card.  The Meeting is being called for the purpose described in the enclosed notice of meeting.

The Trust expects to begin mailing the proxy materials to shareholders on or about May 17, 2013.

Please direct any questions you may have with respect to this filing to me (at 415-315-6366).

Regards,

/s/ COLLEEN B. MEYER
Colleen B. Meyer, Esq.

Enclosures

cc:	Karen Seaman, Esq. Gregory C. Davis, Esq.